[redacted]

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
102

08028123

COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 24971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaport Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad St, 31st Fl

(No. and Street)

New York, NY 10004

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Madden, Daniel

(Name – *if individual, state last, first, middle name*)

29 Langdon Ave, Irvington, NY 10533

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theodore Weisberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaport Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ON THIS 27TH DAY OF FEB 2008 CAME BEFORE ME.

Signature

President

Title

Notary Public

CHARLES KING
Notary Public
State of New York
No. 01KI4966231
Qualified In New York County
Commission Expires

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAPORT SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2007

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT

SEAPORT SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2007

Table of contents

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT
29 LANGDON AVENUE
IRVINGTON, NEW YORK 10533-2615

(914) 591-1033
FAX: (914) 591-3033
dm@maddencpa.com

Independent Auditors' Report

The Board of Directors
Seaport Securities Corporation

We have audited the accompanying statement of financial condition of SEAPORT SECURITIES CORPORATION as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audit of the financial statements provides a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the financial position of SEAPORT SECURITIES CORPORATION as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Respectfully submitted,

Certified Public Accountants
Irvington, NY
February 24, 2008

Seaport Securities Corporation
Statement of Financial Condition
at December 31, 2007

ASSETS:		
Money Market Funds	$	7,600,275
Accrued Commissions		357,179
Receivable from Brokers		9,107
Other Receivables		230
New York Share Exchange Membership at Cost		-
Securities Owned		5,948,803
Total Assets	$	13,915,594
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Accounts Payable and Accrued Expenses	$	343,943
Subordinated Loans		250,000
Total Liabilities		593,943
Stockholders' Equity		
Common Share, no par value -		
Authorized 200 shares;		
Issued and outstanding 100 shares	$	100
Additional paid-in capital		14,400
Retained earnings		13,386,594
Less:		
Common Shares Held in Treasury		(79,443)
Total Stockholders' Equity		13,321,651
Total Liabilities and Stockholders' Equity	$	13,915,594

The accompanying notes are an integral part of these financial statements.

Seaport Securities Corporation
Statement of Operations
For the Year Ended December 31, 2007

INCOME:	
Commission Income	$ 4,122,568
Interest	614,665
Dividend Income	84,320
Other	289,147
Total Income:	5,110,700
EXPENSES:	
Salaries and Employee Benefits	3,243,203
Commission and Floor Brokerage	584,807
Clearance	243,215
Pension Plan Contribution	191,562
Rent	91,974
Taxes, other than Income Taxes	84,881
Other	54,629
Promotional	43,199
Tickers and Quotes	68,527
Professional Fees	48,073
Telephone	40,343
Insurance	28,992
Stationary, Supplies and Postage	20,091
Interest	25,684
Advertising	26,319
Operating Expenses:	4,795,500
Income Before Other Income and Provision for Income Taxes	315,201
Less: Provision for Income Taxes	104,482
Other Income	
Gain on Disposition of Marketable Equity Securities	916,836
Unrealized Gains on Marketable and Restricted Securities	5,131,383
Total Other Income	6,048,219
Net Income	$ 6,258,938

The accompanying notes are an integral part of these financial statements.

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT

Seaport Securities Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended and at December 31, 2007

	Treasury Stock	Common Stock No Par	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Beginning Jan. 1, 2007	$ (79,443)	$ 100	$ 14,400	$ 7,276,659	$ 7,211,716
Net Income				6,258,938	6,258,938
Stockholders' Distributions				(149,003)	(149,003)
Ending Dec. 31, 2007	$ (79,443)	$ 100	$ 14,400	$ 13,386,594	$ 13,321,651

The accompanying notes are an integral part of these financial statements.

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT

Seaport Securities Corporation
Statement of Changes in Liabilities Subordinated To Claims of General Creditors
For the Year Ended and at December 31, 2007

Balance January 1, 2007	$250,000
Change in Liabilities Subordinated to the Claims of General Creditors	-
Balance December 31, 2007	$250,000

The accompanying notes are an integral part of these financial statements.

Seaport Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows from Operating Activities:	
Net Income	$ 6,258,938
Adjustments to Reconcile Net Income to Cash from Operating Activity:	
(Increase) in Money Market Funds	(1,491,657)
Realized Gains	(916,836)
Decrease in Commissions Receivable	13,937
(Increase) in Receivable from Broker	(72)
(Increase) in Other Assets	(5,453,187)
Purchase U.S. Treasury Bills	(83,766)
(Decrease) in Accounts Payable and Accrued Expenses	(145,191)
Net Cash Used by Operations	(1,817,834)
Cash Flows from Investing Activities:	
Proceeds on Disposition of Marketable Securities	1,966,836
Net Cash Provided by Investing Activities	1,966,836
Cash Flows from Financing Activities:	
Stockholders' Distributions:	(149,003)
Net Cash used by Financing Activities	(149,003)
Change in Cash	-
Cash at the Beginning of Year	-
Cash at End of Year	$ -

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
as of December 31, 2007

Note 1: Organization and Significant Accounting Policies.

Organization — Seaport Securities Corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock Exchange, Inc. (the "NYSE.")

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Cash and Cash Equivalents — For purposes of reporting cash flows, the Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Receivable from and Payable to Customers — Customer securities transactions are recorded on a settlement date basis. Receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Receivables from and Payables to Brokers and Dealers — Receivables from brokers and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fail to deliver"), deposits paid for securities borrowed, margin deposits and net receivables arising from unsettled trades. Payable to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fail to receive"), deposits received for securities loaned and net payables arising from unsettled trades.

Notes to Financial Statements (cont'd)
as of December 31, 2007

Deposits paid for securities borrowed and deposits received for securities loaned are recorded at the amount of cash collateral advanced or received. Deposits paid for securities borrowed transactions require the Company to deposit cash with the lender. With respect to deposits received for securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. Interest income and interest expense are recorded on an accrual basis. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Estimated Fair Value of Financial Instruments — The Company believes that the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, clearing organizations, customers, non-customers, and liabilities to be reasonable estimates of fair value.

Income Taxes — The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code. Under the provisions, the Company does not pay federal corporation income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective shares of the Company's taxable income.

New Accounting Standards — On February 3, 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 123(R)-4, *Classification of Options and Similar Instruments Issued as Employee Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event*. FSP 123(R)-4 addresses the classification of options and similar instruments issued as employee compensation that allow for cash settlement upon the occurrence of a contingent event. An entity must recognize a share-based liability equal to the portion of the award attributed to past service, multiplied by the award's fair value on that date for an option or similar instrument that is classified as equity, but subsequently becomes a liability because the contingent cash settlement event is probable of occurring. FSP 123(R)-4 is effective for the Company in the first quarter of 2006, with early adoption permitted.

Seaport Securities Corporation

Notes to Financial Statements (cont'd)
as of December 31, 2007

Note 4: Net Capital Requirements:

The capital ratio, as independently computed by our auditors, was 3.49% versus an allowable maximum of 1500% under the rules of the Securities and Exchange Commission. The Company's net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission was $100,000, whereas the net capital as computed was $9,847,971 leaving $9,747,971 capital in excess of requirements.

Note 5: Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/ dealer on a fully disclosed basis.

The Company's exposure to credit risk associates with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition as of December 31, 2007, pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's office and at the Regional Office of the Securities and Exchange Commission and the office of the Financial Industry Regulatory Authority.

Seaport Securities Corporation

Computation of Net Capital Under S.E.C. Rule 15c3-1
as of December 31, 2007

CREDIT ITEMS:		
Stockholders' Equity		$ 13,321,651
Subordinated Loans		250,000
Total Credit Factors		13,571,651
DEBIT ITEMS:		
Other Assets	(2,314,470)	
Capital Charges Pursuant to Rule 15c3-1:	(1,409,210)	
Total Debt Factors		(3,723,680)
NET CAPITAL		9,847,971
Less: Minimum Net Capital Requirements:		
Greater of 6 2/3% of aggregate or $100,000 whichever is greater		100,000
Capital in excess of Minimum Requirements		$ 9,747,971
Aggregate Indebtedness (a):		
Accrued Expenses and Accounts Payable	$ 343,943	
Divided by: Net Capital	$ 9,847,971	
Aggregate Indebtedness Percentage	3.49%	

(a) There were no contingent liabilities disclosed during the course of our audit.

Seaport Securities Corporation
Other Information
December 31, 2007

1. Computation for determination of reserve requirements under Rule15c3-3 of the Securities and Exchange Commission.

   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC rule 15c3-3.

2. Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission.

   The Company operates under the exemptive provision of paragraph (k)(2)(i) of SEC rule 15c3-3 and does not maintain possession or control of any customer funds or securities.

Seaport Securities Corporation
Reconciliation of Net Capital to Focus Report
as of December 31, 2007

Capital per Focus	$ 9,847,971
Increase in Liability	-
Net Capital per Report	$ 9,847,971

DANIEL G. MADDEN
CERTIFIED PUBLIC ACCOUNTANT
29 LANGDON AVENUE
IRVINGTON, NEW YORK 10533-2615

(914) 591-1033
FAX: (914) 591-3033
dm@maddencpa.com

The Board of Directors
Seaport Securities Corporation
60 Broad Street
New York, New York 10004

Dear Directors:

We have examined the financial statements of Seaport Securities Corporation for the period ended December 31, 2007, and have issued our report thereon dated February 24, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3(k)(2)(b). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal account control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Seaport Securities Corporation, taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15 c3 -3 (k)(2)(b).

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose,

In the light of the foregoing comment, we declare that we found no material inadequacies in your accounting system, internal accounting control and procedures for safeguarding securities. Further, that no material differences existed between our computation of your net capital, and your corresponding Focus Report Part HA filing.

This report recognized that it is not practicable in an organization the size of Seaport Securities Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 17a-5, have been observed by us in the conduct of our examination.

Respectfully submitted,

Certified Public Accountants

Irvington, NY
February 24, 2008

END